

November 16, 2012

<u>Via E-Mail</u>
Glen Tomaszewski
Senior Vice President and Chief Financial Officer
Greektown Superholdings, Inc.
555 East Lafayette Boulevard
Detroit, Michigan 48226

> **Re:** **Greektown Superholdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-53921**

Dear Mr. Glen Tomaszewski:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011</u>

<u>Liquidity and Capital Resources, pages 39 – 44</u>

1.   Please revise future filings to also discuss within your liquidity and capital resources discussion the covenants outlined in the approval order by the Michigan Gaming Control Board. In addition, please include a statement whether you were in compliance with these covenants and any covenants outlined within your debt agreements (i.e. exit facility and revolving credit agreement) and/or describe in detail any covenants you are, or are reasonably likely to be, in breach of as of each period end presented.

Item 9A – Controls and Procedures

2.   It appears you have not provided management's report on internal control over financial reporting.   Please clarify and amend to furnish the information required by Item 308 of Regulation S-K.

3.   Please consider whether failure to provide management's report on internal control over financial reporting impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain within your response how you can continue to conclude that disclosure controls and procedures were effective. Alternatively, please also amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibit 31

4.   We note that the language in your certifications filed as Exhibits 31 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a).   Specifically, we note you omitted the introductory language in paragraph 4 referring to internal control over financial reporting.   Please file an amendment to your annual report on Form 10-K that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant